Filed by AG1 Holdings, Ltd.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: VPC Impact Acquisition Holdings II

Commission File No.: 001-40160

LESS SPAC-TACULAR

The shrinking startup pool for SEA-focused SPACs

Reverse listings or SPACs were all the rage in 2020 and first quarter of 2021, until a regulatory clampdown on the industry. Coupled with the blossoming Indonesia Stock Exchange, the Southeast Asia-focused SPACs are about to have a harder time hunting for targets in the region

Ka Kay Lum, 30 Aug 2021

- Singapore-based Kredivo is the latest company in the region to pursue a SPAC listing but chose to merge with a blank cheque firm owned by a US investor
- Local bourses in the region are also waking up to accommodate new economy companies that want to pursue an IPO
- SEA-focused SPACs that have been on the prowl for a target since late-2020 are on a tight deadline before they must delist and return investor money
- Regulatory crackdowns on SPACs have also cooled the market and investors are more selective than ever about which companies to support

Read a 200 word free summary. HIDE SUMMARY On , Singapore-based FinAccel, the parent company of Indonesia-focused credit lending startup Kredivo, announced that it’s tapping the SPAC route to go public at a valuation of US$2.5 billion. Only the fourth SPAC merger in Southeast Asia, it propelled the nearly six- year-old company into unicorn territory. FinAccel expects the deal to complete by no later than the first quarter of 2022. Interestingly, the blank check firm that FinAccel chose to merge with isn’t any of the Southeast Asia-focused SPACs that have made headlines over the past year. Instead, the fintech company is merging with a SPAC owned by Victory Park Capital (VPC), a US-based alternative investment firm. In general, most companies choose to go public via SPACs because of the speed and certainty offered by these blank check firms––we’ve this earlier. A region like Southeast Asia that is full of growth companies and under-developed public markets made it a ripe hunting ground for SPACs. In an interview with The Ken, FinAccel’s head of strategy Abhijay Sethia shared that aside from the usual reasons a company would opt for a SPAC listing, he said the main driver for FinAccel was the quality of the SPAC’s sponsor (owner of the SPAC). In this case, Victory Park Capital (VPC). VPC’s relationship with FinAccel goes back over two years. It had previously provided a US$100 million credit facility to FinAccel in July 2020 and upsized it to US$200 million in June 2021. “This makes them, pro forma, the largest dollar investor in FinAccel, when you look at both the credit and equity side,” Sethia told The Ken.Read a 200 word free summary. HIDE SUMMARY On , Singapore-based FinAccel, the parent company of Indonesia-focused credit lending startup Kredivo, announced that it’s tapping the SPAC route to go public at a valuation of US$2.5 billion. Only the fourth SPAC merger in Southeast Asia, it propelled the nearly six- year-old company into unicorn territory. FinAccel expects the deal to complete by no later than the first quarter of 2022. Interestingly, the blank check firm that FinAccel chose to merge with isn’t any of the Southeast Asia-focused SPACs that have made headlines over the past year. Instead, the fintech company is merging with a SPAC owned by Victory Park Capital (VPC), a US-based alternative investment firm. In general, most companies choose to go public via SPACs because of the speed and certainty offered by these blank check firms––we’ve this earlier. A region like Southeast Asia that is full of growth companies and under-developed public markets made it a ripe hunting ground for SPACs. In an interview with The Ken, FinAccel’s head of strategy Abhijay Sethia shared that aside from the usual reasons a company would opt for a SPAC listing, he said the main driver for FinAccel was the quality of the SPAC’s sponsor (owner of the SPAC). In this case, Victory Park Capital (VPC). VPC’s relationship with FinAccel goes back over two years. It had previously provided a US$100 million credit facility to FinAccel in July 2020 and upsized it to US$200 million in June 2021. “This makes them, pro forma, the largest dollar investor in FinAccel, when you look at both the credit and equity side,” Sethia told The Ken.

2 August On , Singapore-based FinAccel, the parent company of Indonesia- focused credit lending startup Kredivo, announced that it’s tapping the SPAC route to go public at a valuation of US$2.5 billion. Only the fourth SPAC merger in Southeast Asia, it propelled the nearly six-year-old company into unicorn territory. FinAccel expects the deal to complete by no later than the first quarter of 2022. Interestingly, the blank check firm that FinAccel chose to merge with isn’t any of the Southeast Asia-focused SPACs that have made headlines over the past year. Instead, the fintech company is merging with a SPAC owned by Victory Park Capital (VPC), a US-based alternative investment firm. In general, most companies choose to go public via SPACs because of the written about speed and certainty offered by these blank check firms––we’ve this earlier. A region like Southeast Asia that is full of growth companies and under-developed public markets made it a ripe hunting ground for SPACs. In an interview with The Ken, FinAccel’s head of strategy Abhijay Sethia shared that aside from the usual reasons a company would opt for a SPAC listing, he said the main driver for FinAccel was the quality of the SPAC’s sponsor (owner of the SPAC). In this case, Victory Park Capital (VPC). VPC’s relationship with FinAccel goes back over two years. It had previously provided a US$100 million credit facility to FinAccel in July 2020 and upsized it to US$200 million in June 2021. “This makes them, pro forma, the largest dollar investor in FinAccel, when you look at both the credit and equity side,” Sethia told The Ken. In addition, the firm is investing PIPE US$30 million into the —private investment in public equity— funding of the merged entity. This means that instead of just being a lender to FinAccel, the US firm is also taking a small stake in the startup. All of this sets VPC apart from other SPAC sponsors which have no real skin in the game, explained Sethi.


How SPAC works
SPAC is a shell company that raises money through an IPO and has to acquire an existing business within a specific time period
You give me US$10
I put your US$10 in a pool with a bunch of other people's US$10, held in a trust account at a bank
= 1 share
I give you back 1 share in the pool (representing US$10 of money in the pool), and 1/4 of a warrant to buy another share for US$11.50. (The combination of the share and part of a warrant is sometimes called a "unit")
If I succeed, I merge the pool with the company. The company gets the money, while you and fellow shareholders get shares (and warrants) in the new combined company. I get a bunch of shares and warrants in the combined company as a reward for my work
I try to find a company to take public within two years
When I do this, I give you the choice to either
● let your money ride and take a share in the new company or,
● Get your US$10 back, with interest
If I fail, I give you your US$10 back with interest
THE KEN
Source: Matt Levine's Money Stuff: SPAC Magic Isn't Free

FinAccel's SPAC choice lays bare the struggles of the myriad blank cheque firms focused on Southeast Asia. Several such SPACs have spawned in the region over the past twelve months, all with the aim to take the region's most promising tech companies public. Leading the pack was Bridgetown Holdings, owned by Hong Kong business tycoon Richard Li and US investor Peter Thiel.

The arrival of Bridgetown saw a slew of other Southeast Asia-focused SPACs enter the fray, such as Hong Kong-based late-stage growth fund Provident Growth and Malaysian investment firm Catcha Group. At the same time, Li and Thiel launched a second SPAC—Bridgetown 2.

According to regulatory filings, the duo have registered two more SPACs (Bridgetown 3 and 4) but both haven’t gone public so far. Bridgetown is probably the most prestigious blank check firm that specifically targets this region. But it’s been a year since Bridgetown went public on American stock exchange Nasdaq and it is still hunting for a target. Bridgetown 2 is faring better––it’s merging with Singapore-based property PropertyGuru Group classified business . The other SPACs, too, are without an acquisition target in hand. As they struggle to make headway, FinAccel’s choice of SPAC underlines how the region’s startups aren’t simply looking for an easy path to public markets, but rather a quality partner to make the journey with. And even as the SPACs try to woo potential targets, the pool of targets is shrinking. E- successful listing commerce platform Bukulapak’s on Indonesia’s bourses may spur other Indonesian startups to follow suit instead of looking to go public overseas through a SPAC. At the same time, the most promising startups also make for the most attractive acquisitions. Two industry sources told The Ken that Catcha Group is in advanced discussion with Malaysian used car marketplace Carsome for a deal but we couldn’t independently verify that. With startups being scooped right under their noses, SPACs have to move fast. And just in case you thought they had enough to worry about, regulators are sharpening their knives. Sense and SPAC-ability Next to Grab’s US$40 billion SPAC merger, FinAccel’s US$2.5 billion deal may seem like a drop in the ocean. But unlike Grab, FinAccel achieved profitability in the first quarter of 2021.According to regulatory filings, the duo have registered two more SPACs (Bridgetown 3 and 4) but both haven’t gone public so far. Bridgetown is probably the most prestigious blank check firm that specifically targets this region. But it’s been a year since Bridgetown went public on American stock exchange Nasdaq and it is still hunting for a target. Bridgetown 2 is faring better––it’s merging with Singapore-based property PropertyGuru Group classified business . The other SPACs, too, are without an acquisition target in hand. As they struggle to make headway, FinAccel’s choice of SPAC underlines how the region’s startups aren’t simply looking for an easy path to public markets, but rather a quality partner to make the journey with. And even as the SPACs try to woo potential targets, the pool of targets is shrinking. E- successful listing commerce platform Bukulapak’s on Indonesia’s bourses may spur other Indonesian startups to follow suit instead of looking to go public overseas through a SPAC. At the same time, the most promising startups also make for the most attractive acquisitions. Two industry sources told The Ken that Catcha Group is in advanced discussion with Malaysian used car marketplace Carsome for a deal but we couldn’t independently verify that. With startups being scooped right under their noses, SPACs have to move fast. And just in case you thought they had enough to worry about, regulators are sharpening their knives. Sense and SPAC-ability Next to Grab’s US$40 billion SPAC merger, FinAccel’s US$2.5 billion deal may seem like a drop in the ocean. But unlike Grab, FinAccel achieved profitability in the first quarter of 2021.

According to an investor presentation, the company is projected to achieve US$163 million in revenue for the ongoing year, a 122% increase from 2020. “For Kredivo (the core business of FinAccel), we’re generating significant revenues and have been profitable year-to-date in 2021, so a conventional IPO route was open for us,” said Sethia. After all, as Sethia pointed out, it’s rare to have a business––not just in Southeast Asia, but globally as well–– that’s “growing at over 100% and still generating profits”. With a traditional IPO well within reach for FinAccel, going the SPAC route was hardly an imperative. Indeed, FinAccel only opted for a SPAC because of the quality of the SPAC sponsor. Besides committing an equity investment into the company, VPC also agreed to a two-year lockup on their shares. Sethia pointed out that most sponsors have a one-year lockup. “Our debt facility with them is even longer [than the lockup period]. So across both the dollars invested and the tenure of their investment in the company, we have a partner who is aligned with us in building a very valuable business over the medium-to-long-term. It’s a combination of these factors that really drew us to the SPAC opportunity,” he added. FinAccel’s regional peers such as Grab and Sea Group are still unprofitable. However, the era of public markets punishing unprofitable companies has well and truly passed. There is still a lot of appetite in the public markets for companies that are focused on growth instead. “As long as the unit economics of the business are strong and you’re delivering the top line growth that you set out to, public investors will be patient and back your strategy” said Sethia. Short sellers incomingAccording to an investor presentation, the company is projected to achieve US$163 million in revenue for the ongoing year, a 122% increase from 2020. “For Kredivo (the core business of FinAccel), we’re generating significant revenues and have been profitable year-to-date in 2021, so a conventional IPO route was open for us,” said Sethia. After all, as Sethia pointed out, it’s rare to have a business––not just in Southeast Asia, but globally as well–– that’s “growing at over 100% and still generating profits”. With a traditional IPO well within reach for FinAccel, going the SPAC route was hardly an imperative. Indeed, FinAccel only opted for a SPAC because of the quality of the SPAC sponsor. Besides committing an equity investment into the company, VPC also agreed to a two-year lockup on their shares. Sethia pointed out that most sponsors have a one-year lockup. “Our debt facility with them is even longer [than the lockup period]. So across both the dollars invested and the tenure of their investment in the company, we have a partner who is aligned with us in building a very valuable business over the medium-to-long-term. It’s a combination of these factors that really drew us to the SPAC opportunity,” he added. FinAccel’s regional peers such as Grab and Sea Group are still unprofitable. However, the era of public markets punishing unprofitable companies has well and truly passed. There is still a lot of appetite in the public markets for companies that are focused on growth instead. “As long as the unit economics of the business are strong and you’re delivering the top line growth that you set out to, public investors will be patient and back your strategy” said Sethia. Short sellers incoming

A recent Bloomberg Businessweek story has indicated that short sellers and activist investors are turning their attention to SPACs, waiting to pounce on weak companies and bringing changes such as swapping out directors or senior management. This is good news for the existing SPACs that are still searching for an acquisition target, they need to get a deal across the finish line first. And SPACs aren’t the dream package they were touted to be when they first appeared on the Southeast Asia scene. According to industry observers that The Ken spoke to, some existing SPACs have weak institutional investor relations when it comes to raising PIPE funding. This may indicate that the SPAC sponsor doesn’t have enough influence to help its acquisition target raise additional funding––a sign of a low-quality sponsor. The lack of movement could also be due to a funding mismatch. For a SPAC deal to work, the valuation of the company relative to the size of the SPAC has to make sense, explained FinAccel’s Sethia. Take Bridgetown 1, for instance, which raised US$595 million in its IPO. Including PIPE investments, the SPAC itself will be looking to offer at least US$800 million to US$1 billion of cash proceeds to the target company. “If a company doesn’t want to dilute more than, say, 20% of its existing shareholding, then you’re looking for a company that is worth at least US$5 billion today to absorb all that capital. How many such companies are there in Southeast Asia?” Sethia asks. And then there’s competition from local stock exchanges, such as theA recent Bloomberg Businessweek story has indicated that short sellers and activist investors are turning their attention to SPACs, waiting to pounce on weak companies and bringing changes such as swapping out directors or senior management. This is good news for the existing SPACs that are still searching for an acquisition target, they need to get a deal across the finish line first. And SPACs aren’t the dream package they were touted to be when they first appeared on the Southeast Asia scene. According to industry observers that The Ken spoke to, some existing SPACs have weak institutional investor relations when it comes to raising PIPE funding. This may indicate that the SPAC sponsor doesn’t have enough influence to help its acquisition target raise additional funding––a sign of a low-quality sponsor. The lack of movement could also be due to a funding mismatch. For a SPAC deal to work, the valuation of the company relative to the size of the SPAC has to make sense, explained FinAccel’s Sethia. Take Bridgetown 1, for instance, which raised US$595 million in its IPO. Including PIPE investments, the SPAC itself will be looking to offer at least US$800 million to US$1 billion of cash proceeds to the target company. “If a company doesn’t want to dilute more than, say, 20% of its existing shareholding, then you’re looking for a company that is worth at least US$5 billion today to absorb all that capital. How many such companies are there in Southeast Asia?” Sethia asks. And then there’s competition from local stock exchanges, such as the

Indonesia Stock Exchange (IDX). The Indonesian tax structure makes it more compelling for companies to list locally before they set their sights on an overseas listing. This case was only helped when the listing of Bukalapak, the first tech unicorn to go down the IDX path, was a roaring success. The company raised US$1.5 billion from the IPO. This may encourage more tech firms in Indonesia to follow suit. And if Indonesia is out of reach for most SPAC sponsors, the pool of target companies gets a lot smaller, considering the archipelago is home to several unicorns and late-stage companies. Less forward-looking, more realistic-looking The biggest hurdle of all, though, is the regulatory crackdown by the capital markets watchdog, the US Securities and Exchange Commission (SEC). With the SEC breathing down the necks of these SPAC owners and their target companies, even the most promising yet unprofitable companies will have to be cautious when it comes to presenting themselves to investors. According to data compilation site SPACResearch.com, there are 583 active SPACs with a total of US$174.5 billion raised for investment into the companies that they merge with.Indonesia Stock Exchange (IDX). The Indonesian tax structure makes it more compelling for companies to list locally before they set their sights on an overseas listing. This case was only helped when the listing of Bukalapak, the first tech unicorn to go down the IDX path, was a roaring success. The company raised US$1.5 billion from the IPO. This may encourage more tech firms in Indonesia to follow suit. And if Indonesia is out of reach for most SPAC sponsors, the pool of target companies gets a lot smaller, considering the archipelago is home to several unicorns and late-stage companies. Less forward-looking, more realistic-looking The biggest hurdle of all, though, is the regulatory crackdown by the capital markets watchdog, the US Securities and Exchange Commission (SEC). With the SEC breathing down the necks of these SPAC owners and their target companies, even the most promising yet unprofitable companies will have to be cautious when it comes to presenting themselves to investors. According to data compilation site SPACResearch.com, there are 583 active SPACs with a total of US$174.5 billion raised for investment into the companies that they merge with.

SEC’s crackdown But that SPAC mania has cooled since the on the accounting rules of blank cheque companies in April which classifies warrants as liabilities and not equity instruments. Warrants are a deal- sweetener, offering early investors the opportunity to purchase additional shares in the future at a fixed price (usually a premium). The regulator has also heightened its scrutiny of SPAC transactions, first sanction including making its on a SPAC and its acquisition target for misleading investors. The SEC is essentially scrutinising the accuracy of all disclosures filed by SPACs and their companies. A critical distinction between a SPAC listing and a traditional IPO is the ability to include forward-looking financial projections in a proxy or registration statement rather than historical financial results. This is what makes the SPAC route attractive to unprofitable companies.

This is because technically, it’s a merger and not an IPO. Hence, SPAC listings are also known as “reverse listings”. And for the companies, forward-looking statements enable them to divert investor attention from their poor financials (if any) to the rosy (and perhaps profitable) future that they envision. But in the eyes of regulators, this means that investors are at risk of being severely misled. Some say that the regulatory crackdown has also affected the biggest blank cheque merger in history––Grab’s US$40 billion SPAC listing. In April, the Singapore-based company said it is merging with Altimeter Growth Corp, a blank cheque company owned by US investment firm Altimeter Capital to pursue a listing in the US. The transaction which was supposed to have been delayed completed by July-August, is to the fourth quarter of 2021. A senior executive familiar with the industry argued otherwise. They said that the company required more time to be more thorough with its auditing process to avoid any future complications. The executive requested anonymity as they are not authorised to speak with the media. In an interview with Bloomberg TV in June, Grab co-founder Anthony Tan declined to confirm whether there would be any major restatements of its financials following the audit. Same same but different? Under existing accounting rules, there isn't a clear answer to how companies should treat consumer incentives like discounts. As a result, similar companies could have different revenues because they define their customers differently.This is because technically, it’s a merger and not an IPO. Hence, SPAC listings are also known as “reverse listings”. And for the companies, forward-looking statements enable them to divert investor attention from their poor financials (if any) to the rosy (and perhaps profitable) future that they envision. But in the eyes of regulators, this means that investors are at risk of being severely misled. Some say that the regulatory crackdown has also affected the biggest blank cheque merger in history––Grab’s US$40 billion SPAC listing. In April, the Singapore-based company said it is merging with Altimeter Growth Corp, a blank cheque company owned by US investment firm Altimeter Capital to pursue a listing in the US. The transaction which was supposed to have been delayed completed by July-August, is to the fourth quarter of 2021. A senior executive familiar with the industry argued otherwise. They said that the company required more time to be more thorough with its auditing process to avoid any future complications. The executive requested anonymity as they are not authorised to speak with the media. In an interview with Bloomberg TV in June, Grab co-founder Anthony Tan declined to confirm whether there would be any major restatements of its financials following the audit. Same same but different? Under existing accounting rules, there isn't a clear answer to how companies should treat consumer incentives like discounts. As a result, similar companies could have different revenues because they define their customers differently.

release The of its first quarter results for 2021 in August offered a glimpse into what changed. Grab noted some updates on revenue presentation after a pre-clearance consultation or voluntary review with the SEC. The company initially considered its drivers and merchant partners its customers, which led to the company treating discounts as marketing expenses. But post accounting purposes consultation, for , consumers who order food, groceries or rides are also considered Grab’s customers. This decision meant less revenue for Grab, although it said this doesn’t impact the company’s cash flow or the fundamentals of its balance sheet. But all these factors could make other unprofitable companies that want to pursue a SPAC listing to think twice as the supposedly easier path to go public isn’t that easy anymore. And if you’re a company that operates in multiple markets with multiple lines of business, that adds layers of complexity to the auditing process, noted a senior executive of a regional startup. The regulatory crackdown has also dampened investor sentiments, especially among PIPE investors, who usually comprise institutional and accredited investors like sovereign wealth funds, pension funds, high-net-worth individuals, family offices, etc. In other words, unless the target company has a solid business, it will be more challenging for SPACs to raise PIPE investments for their target companies. A lot has changed in the SPAC industry in the last six months, said Sethia. PIPE amounts were larger and rounds closed faster when the SPAC market boomed in late 2020. But there has been more regulatory scrutiny and investors are also being more selective in which SPACs they want to back. “Ultimately, this is a good thing for the long-term health of the SPAC market,” he added.release The of its first quarter results for 2021 in August offered a glimpse into what changed. Grab noted some updates on revenue presentation after a pre-clearance consultation or voluntary review with the SEC. The company initially considered its drivers and merchant partners its customers, which led to the company treating discounts as marketing expenses. But post accounting purposes consultation, for , consumers who order food, groceries or rides are also considered Grab’s customers. This decision meant less revenue for Grab, although it said this doesn’t impact the company’s cash flow or the fundamentals of its balance sheet. But all these factors could make other unprofitable companies that want to pursue a SPAC listing to think twice as the supposedly easier path to go public isn’t that easy anymore. And if you’re a company that operates in multiple markets with multiple lines of business, that adds layers of complexity to the auditing process, noted a senior executive of a regional startup. The regulatory crackdown has also dampened investor sentiments, especially among PIPE investors, who usually comprise institutional and accredited investors like sovereign wealth funds, pension funds, high-net-worth individuals, family offices, etc. In other words, unless the target company has a solid business, it will be more challenging for SPACs to raise PIPE investments for their target companies. A lot has changed in the SPAC industry in the last six months, said Sethia. PIPE amounts were larger and rounds closed faster when the SPAC market boomed in late 2020. But there has been more regulatory scrutiny and investors are also being more selective in which SPACs they want to back. “Ultimately, this is a good thing for the long-term health of the SPAC market,” he added.

A shrinking hunting ground?

In Southeast Asia, four SPAC deals have been announced so far, but none of the companies have completed the transactions.



The fantastic four?
While 4 companies in SEA have opted for a SPAC listing, none have begun trading yet
(Announcement date)
Mar' 21
Apr '21
Jul '21
Aug '21
Company
AVN
Grab
PropertyGuru
finAccel
SPAC
Malacca Straits Acquisition
Altimeter Growth
Bridgetown 2
VPC Impact Acquisition
SPAC sponsor
Argyle Street Management (Hong Kong-based special situations investment firm)
Altimeter Capital (US-based investment firm)
Richard Li (Hong Kong tycoon) and Peter Thiel (US investor)
Victory Park Capital (US-based investment firm)
Assigned equity value (in US$ bn)
0.58
39.6
1.8
2.5
(Estimated completion date)
Q3 '21
Q4 '21
Q1 '22
THE KEN
Graphic by Aishwarya V; 27 Aug '21
Source: Stock and regulatory filings

This includes the first to jump on the SPAC-wagon—Indonesia's tech firm Asia Vision Network, which owns OTT company Vision+ and broadband provider MNC Play. In March, it agreed to merge with the first Southeast Asia-focused SPAC—Malacca Straits Acquisition—to take the company public at an enterprise value of US$573 million.

Indonesia's travel startup Traveloka, meanwhile, is reportedly in advanced discussions with Bridgetown 1 since early April. However, nothing has been announced so far. A senior investment executive told The Ken that Bridgetown has extended the exclusivity period of discussion with Traveloka by another month. Perhaps an indication that the deal is in the final stages of discussion, they said, requesting anonymity as they don’t want to be seen discussing these companies publicly. During the exclusivity period, the target company isn’t allowed to enter discussion with other SPACs. But as more attractive companies in the region are snapped up, the remaining SPACs will find themselves racing against time to hunt for a target. “First-time SPAC sponsors think they can take it casual with the upto 24 months given for them to find a deal. But if you’re starting a SPAC, you better have a deal or two lined up and get the ball rolling in the first six months. The rest of the 18 months can be the buffer for you to close the transaction,” said a second senior investment executive. They requested anonymity as they don’t want to be seen discussing the topic publicly. This is because no one can tell what could go wrong in the de-SPAC process. Two months after a SPAC merger is announced, investors of the blank cheque company will vote on the deal. Investors that vote against the deal will then withdraw their money. This will reduce the pot of money that was raised when the SPAC was listed. And if there isn’t sufficient PIPE investment to make up for the shortfall of funds, it will be difficult for the merger to complete, explained the executive. There’s a lot of execution risks to get a SPAC deal across the finishing line, said the executive. There are also instances where after the SPAC deal is done and dusted, before the shares start trading, investment bankers would bring target companies on a “done deal roadshow” to forge relationships with fund managers and to help them understand the business better.announced so far. A senior investment executive told The Ken that Bridgetown has extended the exclusivity period of discussion with Traveloka by another month. Perhaps an indication that the deal is in the final stages of discussion, they said, requesting anonymity as they don’t want to be seen discussing these companies publicly. During the exclusivity period, the target company isn’t allowed to enter discussion with other SPACs. But as more attractive companies in the region are snapped up, the remaining SPACs will find themselves racing against time to hunt for a target. “First-time SPAC sponsors think they can take it casual with the upto 24 months given for them to find a deal. But if you’re starting a SPAC, you better have a deal or two lined up and get the ball rolling in the first six months. The rest of the 18 months can be the buffer for you to close the transaction,” said a second senior investment executive. They requested anonymity as they don’t want to be seen discussing the topic publicly. This is because no one can tell what could go wrong in the de-SPAC process. Two months after a SPAC merger is announced, investors of the blank cheque company will vote on the deal. Investors that vote against the deal will then withdraw their money. This will reduce the pot of money that was raised when the SPAC was listed. And if there isn’t sufficient PIPE investment to make up for the shortfall of funds, it will be difficult for the merger to complete, explained the executive. There’s a lot of execution risks to get a SPAC deal across the finishing line, said the executive. There are also instances where after the SPAC deal is done and dusted, before the shares start trading, investment bankers would bring target companies on a “done deal roadshow” to forge relationships with fund managers and to help them understand the business better.

“This is so that when you start trading, they won’t sell off your shares so quickly and cause the share price to plummet. Is a SPAC listing starting to sound like a conventional IPO? Because it kind of is, but the major difference here is that you can present forward-looking statements to investors,” added the executive. All of this makes it clear why FinAccel’s focus was on the quality of sponsor —if the SPAC sponsor is of high quality, half the battle has been won. “At the end of the day, it’s a US investor base and if you’re not known to them, then you will probably have to do those roadshows post-transaction,” said the first executive. The rise of BNPL In FinAccel’s case, its BNLP (buy now, pay later) business model is known to US investors which would make its journey towards the US capital markets relatively easier, added the executive. It also helps that a major deal recently took place in the same space, where US payment giant Square acquired Australia-based AfterPay, a BNPL company for US$29 billion. With all these complications, the outlook for SPACs focused on Southeast Asia is anything but rosy. Many will have a hard time finding a target, and some may even end up getting delisted. But despite all that, investors told The Ken that blank cheque firms are here to stay because it’s an alternative option for companies and their shareholders to achieve meaningful exits. Harold Ong, a partner at alternative asset manager Indies Capital Partners, said the SPAC boom, coupled with local bourses supporting new economy listings, have transformed the flexibility for late-stage companies in pursuing liquidity. The firm predicts that Southeast Asia will have about 35 unicorns in the next few years, which will present a real opportunity for the public markets. Ultimately, a SPAC is a means to an end for companies like FinAccel, said Sethia. “It’s an efficient way of accessing capital and getting listed. After that we’re going to live and die by the numbers that we produce on a quarterly basis. Just like any other public company.” That said, approach with caution. Image Credit: Phil Hearing/Unsplashliquidity. The firm predicts that Southeast Asia will have about 35 unicorns in the next few years, which will present a real opportunity for the public markets. Ultimately, a SPAC is a means to an end for companies like FinAccel, said Sethia. “It’s an efficient way of accessing capital and getting listed. After that we’re going to live and die by the numbers that we produce on a quarterly basis. Just like any other public company.” That said, approach with caution. Image Credit: Phil Hearing/Unsplash

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between FinAccel Pte. Ltd. (“FinAccel”), AG1 Holdings, Ltd. (“Kredivo”) and VPC Impact Acquisition Holdings II (“VIH”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of FinAccel, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of VIH and FinAccel, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of VIH or FinAccel is not obtained; the risk that the business combination disrupts current plans and operations of VIH or FinAccel as a result of the announcement and consummation of the business combination; the ability of FinAccel to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to FinAccel; the amount of redemption requests made by VIH’s shareholders and the amount of funds available in the VIH trust account; the overall level of demand for FinAccel’s services; general economic conditions and other factors affecting FinAccel’s business; FinAccel’s ability to implement its business strategy; FinAccel’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on FinAccel’s business, FinAccel’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to FinAccel’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; FinAccel’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, FinAccel’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on FinAccel’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Kredivo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, VIH’s Quarterly Report on Form 10-Q and other documents filed by Kredivo or VIH from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither VIH nor FinAccel presently know, or that VIH or FinAccel currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect VIH’s and FinAccel’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or VIH’s or FinAccel’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. VIH and FinAccel anticipate that subsequent events and developments may cause their assessments to change. However, while Kredivo, VIH and FinAccel may elect to update these forward-looking statements at some point in the future, Kredivo, VIH and FinAccel specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by FinAccel nor VIH or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing VIH’s or FinAccel’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of FinAccel and VIH contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the FinAccel, VIH or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between FinAccel and VIH. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of VIH for their consideration.

Kredivo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to VIH’s shareholders in connection with VIH’s solicitation for proxies for the vote by VIH’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to FinAccel’s shareholders in connection with the completion of the proposed business combination. VIH and Kredivo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, VIH will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that VIH will send to its shareholders in connection with the business combination. VIH’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with VIH’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about VIH, Kredivo, FinAccel and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by VIH, without charge, at the SEC’s website located at www.sec.gov or by directing a request to VIH. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

VIH, Kredivo and FinAccel and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from VIH’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of VIH’s shareholders in connection with the proposed transactions will be set forth in Kredivo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about VIH’s directors and executive officers in VIH’s final prospectus filed with the SEC on March 8, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.